January 2, 2024

Catherine De Lorenzo

Office of Real Estate & Construction

Division of Corporation Finance

Re:	NileBuilt Corp.
Form 1-A
Filed October 20, 2023
File No. 024-12287

Ms. De Lorenzo:

Please see below for responses to the Division’s letter dated November 3, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 4 to the Offering Statement on Form 1-AA, filed January 2, 2024 (“Amendment”), as further herein detailed.

Financial Statements

1.	Please amend to include updated audited financial statements. Refer to Part F/S(b)(3)(D) of Regulation A.

Please see the amendment for updated audited financial statements.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC